UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes             ☒  No

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE:

Effective September 26, 2009, Birks & Mayors Inc. and its subsidiary Mayor’s Jewelers, Inc. (collectively, the “Company”) entered into a five-year distribution agreement (the “Agreement”) with Damiani International B.V. (“Damiani”). All purchase orders placed by the Company pursuant to the Agreement will be cancelled if Damiani and the Company’s lenders do not enter into a subordination agreement by October 30, 2009.

Pursuant to the Agreement, the Company agreed to purchase an aggregate cost value of US$10.6 million of jewelry products (the “Products”) from Damiani for sale by the Company in Canada and the United States. The Products are to be delivered to the Company no later than November 15, 2009. The Agreement provides that the Company will pay for the Products on an annual basis beginning on February 15, 2010 based on the cost value of the Products sold during the previous year. However, the Company must make minimum annual payments totaling an aggregate amount of US$5 million during the term of the Agreement. The Company is also required to purchase certain additional jewelry products under the Agreement to replenish certain jewelry products sold during each previous quarter. The Company has a right to return up to US$5 million of any unsold Damiani products at the end of the term of the Agreement.

The Agreement provides that the Company is entitled to certain exclusive sales rights of certain Damiani brands in Canada, Florida, and Georgia.

The Agreement also provides for Damiani to contribute to an agreed upon annual marketing budget for Damiani products.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS & MAYORS INC.
(Registrant)

	By:	/S/ MIRANDA MELFI
Miranda Melfi
Date: October 21, 2009		Group Vice President, Legal Affairs and Corporate Secretary